SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 27th of May, 2003

Twin Mining Corporation

            (Translation of Registrant's Name Into English)

1250 - 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__X__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                     Twin Mining Corporation

                                    (Registrant)

Date May 27, 2003

s.   Hermann Derbuch

  Chairman, President & CEO

Print the name and title of the signing officer under his signature

NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

Press Release

Twin Mining reports First Quarter Results

Twin Mining reports encouraging TORNGAT diamond results and metallurgical drilling results from 100% owned Atlanta

Toronto, Ontario, (May 27, 2003) - Twin Mining Corporation ("Twin Mining") (TWG:TSX) is pleased to announce that preparations for the 2003 exploration program on Jackson Inlet are progressing well so that the Twin Mining diamond team expects to begin its activities early in the 2nd quarter.

TORNGAT diamond results from 15 grab samples were very encouraging. Higher stone densities were discovered on two dyke segments measuring 900 meters and 400 meters in length respectively. The largest stone extracted by caustic fusion measured 2.90 x 2.50 x 1.80 mm. Lakefield Research ("Lakefield") describes the diamonds as "very white, mostly transparent and of high preservation".

To advance the TORNGAT Project, management is currently pursuing several options, including Joint Venture participation while Twin Mining's diamond exploration focus is on the large tonnage potential Jackson Inlet Project.

The Atlanta Project has made significant progress during the quarter, with Twin Mining attaining a 100% operating interest in the project. Assay results from metallurgical core drilling were very encouraging. Core hole D02-1E11 in the western half of the Monarch ore body intersected 86 feet of 0.231 oz/ton (7.91 g/t) of gold including 36 feet of 0.481 oz/ton (16.5g/t) and 10 feet of 1.030 oz/ton (35.3 g/t) of gold. Cyanide leach testing with 14 columns has meanwhile started at the laboratories of Kappes Cassiday and Associates in Reno/Nevada. Early results after 44 days of leaching at the end of April 2003 already show very positive trends. The leaching will be carried out for a minimum of 120 days. The progressively increasing gold price, which has reached U.S.$382 during the quarter, makes the Atlanta Project economically very attractive, considering an estimated site cash cost of U.S.$166 an ounce.

Twin Mining's financial position by the end of the quarter is solid with more than $1 million in cash and short-term deposits.

Twin Mining, in addition to exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Québec, also holds a gold mining project in Idaho, United States of America.

For further information contact:

                                                         Tel.: (416) 777-0013

Hermann Derbuch, P.Eng.

                                                                        Fax: (416) 777-0014

Chairman, President & CEO

                                                                    E-mail: info@twinmining.com

Please contact the Company to receive detailed quarterly financial statements if desired (Tel.: (416) 777-0013) or visit our web-site: www.twinmining.com for updates.

FIRST QUARTER REPORT For the three months ended March 31, 2003

Interim Report to Shareholders

Highlights

Preparations for the 2003 exploration program on Jackson Inlet are progressing so that the Twin Mining diamond team expects to begin its activities early in the 2nd quarter.

TORNGAT diamond results from 15 grab samples were very encouraging. Higher stone densities were discovered on two dyke segments measuring 900 meters and 400 meters in length respectively. The largest stone extracted by caustic fusion measured 2.90 x 2.50 x 1.80 mm. Lakefield Research ("Lakefield") describes the diamonds as "very white, mostly transparent and of high preservation".

To advance the TORNGAT Project, management is currently pursuing several options, including Joint Venture participation while Twin Mining's diamond exploration focus is on the large tonnage potential Jackson Inlet Project.

The Atlanta Project has made significant progress during the quarter, with Twin Mining attaining a 100% operating interest in the project. Assay results from metallurgical core drilling were very encouraging. Core hole D02-1E11 in the western half of the Monarch ore body intersected 86 feet of 0.231 oz/ton (7.91 g/t) of gold including 36 feet of 0.481 oz/ton (16.5g/t) and 10 feet of 1.030 oz/ton (35.3 g/t) of gold. Cyanide leach testing with 14 columns has meanwhile started at the laboratories of Kappes Cassiday and Associates in Reno/Nevada. Early results after 44 days of leaching at the end of April 2003 already show very positive trends. The leaching will be carried out for a minimum of 120 days. The progressively increasing gold price, which has reached U.S.$382 during the quarter, makes the Atlanta Project economically very attractive, considering an estimated site cash cost of U.S.$166 an ounce.

Twin Mining's financial position by the end of the quarter is solid with more than $1 million in cash and short-term deposits.

Jackson Inlet / Baffin Island -  Diamond Exploration

Results from the Jackson Inlet 2002 Phase1 ground magnetometer and gravity surveys, as well as core drilling and soil sampling program, are expected shortly. Mineral selection in the diamond laboratory at Lakefield Research Limited ("Lakefield") took considerably longer than expected, delaying the entire process.

Preparation for the 2003 exploration program to establish the geometry of the Freightrain kimberlite pipe, the continuation of Phase1 drill testing of potential kimberlite targets, additional aeromagnetic surveying and soil sampling are underway.

TORNGAT/Ungava Quebec - Diamond Exploration

Results from 15 grab samples from outcropping kimberlite, ranging in weight from 24 kg to approximately 100 kg from TORNGAT North highlight the diamond potential of the TORNGAT diamondiferous kimberlite dyke system. It outcrops over a strike length of 37 km and measures up to 2.3 meters in width. The analysis of the diamond results identified two dyke segments of 900 meters and 400 meters respectively with higher stone densities than other sampled parts of the dyke.

Dyke Segment Diamond Summary according to square mesh sieve analysis provided by Lakefield

Sampled segment	900m dyke segment (578.52kg)		400m dyke segment (432kg)
Sieve Size (mm square mesh)	Number of diamonds	Weight of diamonds (carats)	Number of diamonds	Weight of diamonds (carats)
0.85 to 1.18	3	0.042511	3	0.03471
0.600 to 0.850	10	0.046633	12	0.05098
0.425 to 0.600	27	0.038755	14	0.019630
0.300 to 0.425	38	0.020585	19	0.010965
0.212 to 0.300	69	0.015260	38	0.007840
0.150 to 0.212	99	0.007448	50	0.003230
0.100 to 0.150	103	0.002725	61	0.001585
Total	349	0.173917	197	0.128940

On the 900 meter dyke section the largest stone recovered to date measures 2.90 x 2.50 x 1.80mm (0.065 ct).  Lakefield describes the diamonds extracted as: "very white, mostly transparent and of high preservation".

On the 400 meter dyke section the largest stone recovered to date measures 1.85 x 1.25 x 1.07mm (0.0142 ct). Lakefield describes the diamonds extracted as: "very white, mostly transparent and of high preservation".

Previously, three mini bulk samples, weighing 90.7, 57.7 and 193.2 tonnes, were excavated in the summer of 2000 at sample location "AD2" which is 4 km to the southwest of the 900 meter dyke segment TORNGAT North.  For comparative purposes the four largest diamonds extracted from the mini-bulk samples are listed below (see press release April 5, 2001):

4.60 x 4.20 x 3.54             (0.685 ct)

4.97 x 3.87 x 3.40            (0.566 ct)

4.61 x 4.14 x 0.50            (0.193 ct)

3.50 x 3.32 x 2.10            (0.271 ct)

Diamond Trading N.V. of Antwerp, Belgium, who is a minority shareholder of Twin Mining Corporation, examined a small parcel of these diamonds (see press release April 5, 2001). In their opinion, the diamonds are of high quality, good crystalline shape, very white and of high purity.

The results of the analysis of diamonds appear to be consistent with the results of the mini bulk sample taken in the fall 2000 and indicate there is no need for a further large sample from this location. AMEC recommended that Twin Mining conduct a desktop study of existing indicator mineral chemistry data to identify any area of the dyke system which has favorable indicator mineral chemistry and that any prospective areas identified through this analysis be sampled to determine micro-diamond counts.  It was further recommended that any future sampling program incorporate a core-drilling component to investigate potential grade variations at depth.

Twin Mining's diamond exploration focus is on its large tonnage potential Jackson Inlet Project. Accordingly, management is currently pursuing options, including Joint Venture participation, to advance the TORNGAT Project.

Atlanta/Idaho U.S.A. - GOLD

On January 9, 2003 Twin Mining announced that it has acquired Canadian American Mining Company, LLC's ("CanAm") 20% participating interest in the Atlanta Gold Project. As a result of the agreement Twin Mining now holds a 100% operating interest in the Atlanta Gold Project and CanAm retains a 2% Net Smelter Return royalty.

Assay results from the metallurgical core drilling program, carried out during the 4th Quarter 2002, were reported on January 22, 2003.

Samples from the program will be used to establish heap leach recovery data for incorporation in a feasibility study using conventional heap leach gold recovery.  The Atlanta Gold Project is located in Elmore County, Idaho, U.S.A.

Assays results, tabulated below, were obtained from assay of 1/4 (one quarter) split of core with the remaining 1/4 (one quarter) split retained on site for reference purposes. The balance of the core (1/2  split) will be used for leach testing as discussed below. Sample preparation and gold analysis was performed by ALS Chemex, Vancouver B.C. Gold assays employed a 2-Assay Ton fire assay procedure with a gravimetric finish.

MONARCH DEPOSIT

Hole #	Dip	Mineralized Interval	Core Length	Assay
				oz/ton	gm/tonne
D02-14W05	50[o]	147'-177' 227'-267'	30' 40'	0.103 0.061	3.52 2.09
D02-10W06	54[o]	30'-148'	118'	0.061	2.09
D02-8W07	60[o]	142'-322' or 142'-362'	180' 220'	0.076 0.066	2.61 2.25
D02-6W08	56[o]	90'-158' 181'-301' or 181'-341'	68' 120' 160'	0.054 0.059 0.050	1.86 2.02 1.70
D02-5W09	65[o]	55'-360' incl. 265'-360'	305' 95'	0.065 0.120	2.23 4.10
D02-1W10	68[o]	95'-185' 285'-409.5' 425'-465'	90 124.5' 40'	0.029 0.039 0.149	0.99 1.33 5.08
D02-1E11	64[o]	196'-282' incl. 246'-282' incl. 256'-266'	86' 36' 10'	0.231 0.481 1.030	7.91 16.5 35.3
D02-3W12	54[o]	10'-70'	60'	0.168	5.76
D02-3E13	56[o]	100'-290'	190'	0.058	1.97

IDAHO DEPOSIT

Hole #	Dip	Mineralized Interval	Core Length	Assay
				oz/ton	gm/tonne
D02-36W01	60[o]	0'-280'	280'	0.046	1.56
D02-34W03	57[o]	10'-310'	300'	0.046	1.56
D02-31W04	60[o]	10'-305'	295'	0.039	1.32

ENVIRONMENTAL/GEOTECHNICAL HOLE FOR WALL ROCK SAMPLE

Hole #	Dip	Mineralized Interval	Core Length	Assay
				oz/ton	gm/tonne
D02-34W02*	58[o]	20'-150'	130'	0.014	0.46

Ore grade samples, generally those with a gold assay greater than 0.51 g/t (0.015 oz/ton), are undergoing cyanide extraction testing with a 500 gram, 24 hour bottle roll using -6.34mm (-1/4 inch) feed material.  The resulting extraction data will be used to classify the samples by their cyanide amenability prior to starting the column leach program.

Approximately 2.9 tonnes of core samples were shipped to Kappes Cassiday and Associates of Reno, Nevada, U.S.A., the company selected to conduct cyanide column testing. Gold extraction, reagent consumption and environmental data obtained from the program will be incorporated into the final feasibility study, currently scheduled for completion by the 4th quarter of 2003.

There are 14 column tests run on four composite samples taken from the Monarch and Idaho ore bodies. The composites are being tested at two crush sizes, 12.7 mm (0.5 inch) and 9.5 mm (0.375 inch) and are being leached for a minimum of 120 days. Agglomeration with cement and lime has been used to insure efficient column operation.

By the end of April 2003 the column tests were 44 days under leach indicating already encouraging results. Over 50 column leach tests have been run in the past on the Atlanta deposits and results indicate that finer crushing, combined with longer leach time may significantly increase the predicted gold extraction and thereby improve the project economics further.

Behre Dolbear & Company Inc. is supervising the test program and the final feasibility study on behalf of Twin Mining.

South East Asia - Gold Exploration

The Layuh gold property in Indonesia, due to political and economic uncertainty, remained on care and maintenance during the quarter.

Outlook

The diamond market for roughs remained firm during the first quarter despite the difficult economic environment. The gold price in the first quarter 2003 improved to U.S.$352 and reached a peak of U.S.$382. This was caused by economic uncertainty and the war in the Middle East.  The significant gold price increase bodes well for Twin Mining's Atlanta Gold Project. Behre Dolbear & Company Inc. calculated project sensitivities for gold prices of U.S.$350 and U.S.$400, which equate to Internal Rates of Return of 31% and 42% respectively. Gold is on a long-term up-trend making the planned gold production start up, of late 2005 or early 2006, very timely.

With these excellent fundamentals for its products, Twin Mining is preparing for an aggressive exploration program at Jackson Inlet and advances the Atlanta Gold Project to bankable feasibility.

Our investor relations' efforts are focussed to have the value in our Company recognized by the market, despite the difficult environment for junior explorers and developers, which includes potential alliances with senior companies in our field.

Hermann Derbuch

Chairman, President & CEO

                          Toronto, May 20, 2003

Management Discussion and Analysis

The following interim management discussion and analysis should be read in conjunction with the interim consolidated financial statements and accompanying notes.

Financial Summary

During the first quarter of 2003, the Company spent $640,000 as follows: a) invested $287,000 in our mineral properties (see "Capital Expenditures" below); b) incurred $25,000 for share issue costs in connection with a private placement completed in May 2003; and c) incurred $386,000 for first quarter operations (see "Results of Operations" below). The Company spent $965,000 during the first quarter in 2002.

Capital Expenditures

Since the price of gold has consistently remained above US$325 per ounce throughout the first quarter of 2003, the Company advanced its Atlanta Gold Property in Idaho, USA ("Atlanta"). During the first quarter of 2003, the Company's mining expenditures consisted primarily of assaying, processing and analysis carried out in connection with the 1,284-metres 13-hole core drilling program completed in November 2002 on Atlanta and processing and analysis of kimberlite core drilled and soil samples excavated in 2002 from our Jackson Inlet diamond property ("Jackson"). Costs were also incurred during the first quarter in preparation for additional mineral claim staking that was completed in May 2003. During the first quarter of 2002, similar costs relating to claim staking in April 2002 at Jackson were incurred.

During the first quarter, $266,862 in mineral property expenditures was incurred, compared to $367,411 incurred during the same period last year. Of this total, $206,244 related to Atlanta compared to $20,230 for the same period last year. With the Company's activities during the first quarter of 2003 primarily on Atlanta and Jackson, expenditures on TORNGAT were a modest $4,840 for the quarter (compared to $17,530 for the same period in 2002), and the Company is pursuing several options, including seeking joint venture participation, to advance the property further. The Company's other gold property in Kalimantan, Indonesia continued on a care and maintenance basis, awaiting political and economic stability.

Results of Operations

General and administrative costs incurred during the first quarter of 2003 were $386,158 compared to $250,787 during the same period last year. This increase reflects, primarily, the staff addition of a Vice President - Exploration who joined the Company in December 2002, as well as taxes owing to the Federal government in connection with the Company's flow-through financing in 2002. Since there was no flow through financing in 2001, no such taxes were incurred in 2002. Interest income of $5,672 was earned in the first quarter of 2003 compared to $6,993 earned during the same quarter last year, reflecting stable cash levels throughout 2002 and 2003.

Outlook and Uncertainties

Financial results continue to be closely tied to the external economic and industry factors as outlined in the most recent annual MD & A included in the 2002 Annual Report.

TWIN MINING CORPORATION

Consolidated balance sheets

(Canadian dollars)	(unaudited)	(audited)
	March 31	December 31
	2003	2002
Assets	$	$
Current Assets
Cash	1,010,383	1,650,789
Receivables	23,325	31,770
Prepaid expenses and deposits	70,304	83,089
Supply inventory	111,972	111,972

	1,215,984	1,877,620
Mineral Properties
Jackson Inlet Diamond Property	6,758,556	6,702,778
Torngat Diamond Property	3,308,055	3,303,216
Atlanta Gold Property, Idaho, USA	14,443,996	14,237,752
Indonesia Gold Property	1,444,739	1,444,738

Capital Assets	40,807	42,562

Total assets	27,212,137	27,608,666

Liabilities
Current liabilities
Accounts payable and accrued liabilities	783,220	769,063

Shareholders' equity
Authorized - Unlimited common shares ( note 2 )
Outstanding - 80,079,344 shares (2002 - 73,404,344), beginning of year	47,931,153	44,964,961
Issued - Nil shares (2002 - 6,675,000 shares) during the period,
net of share issue costs of 24,528 (2002 - 360,808)	-24,528	2,966,192

	47,906,625	47,931,153
Accumulated deficit	-21,477,708	-21,091,550

	26,428,917	26,839,603

Total liabilities and shareholders' equity	27,212,137	27,608,666

Consolidated statements of loss and deficit

	(unaudited)	(audited)
	For three months ended March 31
	2003	2002
	$	$

Interest income	5,672	6,993

General and administrative expenses :
Salaries	172,322	103,789
Professional fees	62,107	33,367
Investor relations	71,596	99,916
Administrative and office	76,946	2,185
Travel	9,356	11,077
Depreciation	1,876	6,236

	394,203	256,570
(Gain) / loss from foreign exchange translation	-2,373	1,210

	391,830	257,780

Loss for the period	386,158	250,787

Accumulated deficit, beginning of period	21,091,550	20,235,892

Accumulated deficit, end of period	21,477,708	20,486,679

Weighted average number of shares outstanding :	80,079,344	73,404,344

Loss per share	0.005	0.003

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2002 Annual Report.

TWIN MINING CORPORATION

Consolidated Statements of Cash Flow

(Canadian dollars)		(unaudited)	(audited)
		For three months ended March 31
		2003	2002
CASH FLOW FROM (USED FOR):		$	$
	Operating activities
	Loss for the period	-386,158	-250,787
	Add (deduct) items not involving cash:
	Depreciation & amortization	1,876	6,236
	Increase / (decrease) in non-cash working capital	35,387	-353,562

		-348,895	-598,113

	Financing activities ( note 4 )
	Proceeds from share subscription	-	-
	Share issue costs	-24,528	-

		-24,528	-

	Investing activities
	Capital asset additions	-121	-
	Mineral property expenditures	-266,862	-367,411

		-266,983	-367,411

Decrease in cash		-640,406	-965,524

Cash,	beginning of period	1,650,789	2,546,591

Cash,	end of period	1,010,383	1,581,067

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2002 Annual Report.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. UNAUDITED INTERIM FINANCIAL INFORMATION

These interim consolidated financial statements of Twin Mining Corporation (formerly Twin Gold Corporation) (the "Company") have been prepared by the Company without audit and in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. Operating results for the quarter ended March 31, 2003 are not necessarily an indication of the results that may be expected for the full fiscal year ended December 31, 2003. These interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements and the accompanying notes included in the 2002 Annual Report.

2. CAPITAL STOCK

As at May 16, 2002, after accounting for the private placement described in note 4. below, there are 80,696,011 common shares outstanding, stock options to purchase 4,350,000 additional common shares and share purchase warrants to acquire a further 4,457,667 common shares of the Company.

3. STOCK OPTIONS

The Company issues stock options from time to time to its employees, officers, directors and consultants to the Company. Commencing in 2002, the Company has adopted new recommendations for accounting for stock options, whereby disclosure of the pro forma effect of any options granted in the current year is made using the fair value method of accounting. During the quarter, the Company granted options to acquire 200,000 common shares of the Company. Had the compensation expense been recorded using the fair value of the option granted during the period, the results would have been as follows:

	Loss for the period	Loss per share

As reported	$368,158	$0.005
Pro forma	$407,921	$0.005

The weighted average estimated fair value at the date of grant for stock options granted during the period was $0.425 per share. The fair value of each option granted was estimated using the Black Scholes option-pricing model with the following assumptions at the measurement date: a) risk free interest rate is 4.5%; b) expected remaining life is 5 years; c) dividend yield is nil; and d) estimated volatility in the market price of the common shares is 57%.

4. SUBSEQUENT EVENT

In May 2003, the Company completed a private placement by issuing 616,667 common share units at a price of $0.30 per unit. Each unit consists of one common share plus one common share purchase warrant (the "Warrant"). Each Warrant entitles the holder to acquire one common share at a price of $0.50 per share for a period of 18 months. Share issue costs incurred in the first quarter in connection with this private placement was $24,528.

Also in May 2003, the Company completed staking 119 new mining claims on Jackson Inlet covering an area of 1,145.5 sq. km (283,049.6 acres), adjacent to the existing claims. It currently owns a 100% interest in 230 mining claims totaling of 2,135 sq. km (527,536 acres) within the region.

5. COMPARATIVE FIGURES

Certain comparative figures may have been reclassified to conform with the presentation adopted in the current period.

May 29, 2003

British Columbia Securities Commission

Attention: Director of Corporate Finance

1100 - 865 Hornby Street

Vancouver, B.C.

V6Z  2H4

Dear Sir:

Re.: Confirmation of mailing on May 29, 2003

        First Quarterly Report for the period ended March 31, 2003

We confirm that on May 28, 2003 we forwarded the above noted material by regular mail to all Policy 41 requests.

Yours sincerely,

Hermann Derbuch, P.Eng.

Chairman, President & CEO

Cc:

Ontario Securities Commission

The Toronto Stock Exchange

Securities Commission of Alberta

           Securities Commission of Quebec